FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Month of September 2011
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
8-2-337, Road No. 3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034, India
+91-40-4900-2900
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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(1)	Press Release, “Dr. Reddy’s announces start of Phase II study with the CETP inhibitor, DRL-17822 in dyslipidemia patients,” September 2, 2011.

(2)	Press Release, “Dr. Reddy’s announces the Launch of Rivastigmine Tartrate Capsules,” September 22, 2011.

(3)	Press Release, “Dr. Reddy’s and JB Chemicals & Pharmaceuticals (JBCPL) terminate Rx business deal in Russia and other CIS,” September 26, 2011.

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s announces start of Phase II study with the CETP inhibitor, DRL-17822 in dyslipidemia patients
Hyderabad, India, September 02, 2011:
Dr Reddy’s Laboratories (NYSE: RDY) announced the initiation of dosing with DRL-17822 in patients with diagnosis of type II dyslipidaemia. DRL-17822, is a selective, orally bioavailable inhibitor of cholesteryl ester transfer protein (CETP), for the treatment and/or prevention of dyslipidaemia, atherosclerosis and associated cardiovascular disease.
The current study is being conducted under a CTA in a number of countries in Europe. The objective of the study is to evaluate the efficacy and safety of DRL-17822 in patients with Type-II dyslipidemia. This is a randomized, double blind, placebo controlled, parallel group study in 160 subjects. The primary outcome measure is to assess the elevation in HDL cholesterol and reduction in LDL cholesterol from baseline to end of treatment compared to placebo. Three doses (50, 150 & 300 mg) of DRL-17822 given once daily for 4 weeks will be evaluated during this study.
Three human Phase I studies with DRL-17822 had already been conducted in Europe, where DRL-17822 was shown to be safe and well tolerated. In these studies, the proof of mechanism had been demonstrated by dose-dependent inhibition of plasma CETP activity as well as by significant increase in HDL cholesterol & decrease in LDL cholesterol levels.
Cardiovascular disease is a leading cause of death among men and women worldwide. Among cardiovascular disorders, coronary heart disease (CHD), caused by atherosclerosis is the most common cause of morbidity and mortality. Stabilization and/or regression of atherosclerotic plaques may have a major impact on reducing the risk of acute coronary events. Low-density lipoprotein cholesterol lowering agents, primarily the statins, are the current mainstay in the pharmacological management of dyslipidaemia. However, significant residual cardiovascular risk remains despite use of statins.
Epidemiological and observational studies demonstrate that reduced high density lipoprotein cholesterol levels are a strong, independent predictor of CHD, suggesting that raising HDL cholesterol levels might afford clinical benefit in the reduction of cardiovascular risk. One approach to raise HDL level has been inhibition of CETP activity. Currently it is believed that, raising HDL cholesterol and lowering LDL cholesterol through CETP inhibition would lead to a significant benefit in terms of CHD risk reduction.
Dr. K. Anji Reddy, Founder Chairman, Dr. Reddy’s Laboratories added, “We are committed to delivering products of differentiated value in this area of high global clinical unmet need. We are excited to continue to advance our CETP program and look forward to the data from our Phase II study. This class of therapy could transform the treatment of CHD and DRL 17822 is in a position to be one of the front-running products in the class”.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-49002135
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:
Rajan S at rajans@drreddys.com / +91-40-49002445

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s announces the Launch of Rivastigmine Tartrate Capsules
Hyderabad, India, September 22, 2011
Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Rivastigmine Tartrate Capsules (1.5 mg, 3 mg, 4.5 mg and 6 mg), a bioequivalent generic version of EXELON®* Capsules in the US market on September 15, 2011 following the approval by the United States Food & Drug Administration (USFDA) of Dr. Reddy’s ANDA for Rivastigmine tartrate capsules.
The EXELON®* brand and generic Rivastigmine tartrate had U.S. sales of approximately $92.6 million for the most recent twelve months ending June 2011 according to IMS Health.
Dr. Reddy’s Rivastigmine tartrate capsules 1.5 mg, 3 mg, 4.5 mg and 6 mg strengths are available in 60 count bottles.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com

*	EXELON is a registered trademark of Novartis Pharmaceuticals Corporation
IMS National Sales Perspectives: Retail and Non-Retail MAT JUNE 2011
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-49002135
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:
Rajan S at rajans@drreddys.com / +91-40-49002445

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s and JB Chemicals & Pharmaceuticals (JBCPL) terminate Rx business deal in Russia and other CIS
September 26, 2011, Hyderabad, India
Dr. Reddy’s Laboratories (NYSE: RDY) announced today that the proposed business deal to acquire the pharmaceutical prescription portfolio of JB Chemicals & Pharmaceuticals in Russia and other CIS countries has been mutually terminated in the overall business interest of both parties. Dr. Reddy’s and JBCPL had entered into an agreement on July 22, 2011.
Russia is one of Dr. Reddy’s focus markets where we continue to improve our market ranks and we are committed to expanding our presence in the region.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-49002135
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:
Rajan S at rajans@drreddys.com / +91-40-49002445

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: September 30, 2011		Name:	Sandeep Poddar
		Title:	Company Secretary